FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                           For the period 3 July 2003


                                Cookson Group plc

          The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                              Form 20-F X Form 40-F

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.]
                                    Yes No X

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]


Exhibit No.

1.      Form 20-F dated 13 May 2003
2.      Holding(s) in Company dated 28 May 2003
3.      Holding(s) in Company dated 16 June 2003
4.      Notice of Trading Update dated 18 June 2003
5.      Blocklisting Interim Review dated 1 July 2003
6.      Second Quarter Trading Update dated 3 July 2003

Exhibit 1

                               Cookson Group plc

Form 20-F for the fiscal year ended 31 December 2002

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at :

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. + 44 (0) 20 7676 1000

Exhibit 2
                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AXA S.A

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AXA SUN LIFE PLC - 13,000,000 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867815 - 3,665,966 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867396 - 8,995,476 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867372 - 22,419,156 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 776934 - 2,308,408 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C 867050 - 4,162,017 SHARES

HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED A/C UNKNOWN - 200,000 SHARES

BNY (OCS) NOMINEES LIMITED - 260,235 SHARES

SMITH & WILLIAMSON NOMINEES LTD A/C S66 - 1,250,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT KNOWN

8) Percentage of issued class

0.06%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

23 MAY 2003

11) Date company informed

27 MAY 2003

12) Total holding following this notification

56,261,258 SHARES

13) Total percentage holding of issued class following this notification

2.97%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4536

16) Name and signature of authorised company official responsible for making this notification


RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification: 28 MAY 2003

Exhibit 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

STANDARD LIFE GROUP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANDARD LIFE INVESTMENTS

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

5,000,000

8) Percentage of issued class

0.26%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

15 MAY 2003

11) Date company informed

16 MAY 2003

12) Total holding following this notification

55,921,464 SHARES

13) Total percentage holding of issued class following this notification

2.96%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4536

16) Name and signature of authorised company official responsible for making this notification

RACHEL FELL, ASSISTANT COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification 16 JUNE 2003

Exhibit 4


18 June 2003


COOKSON GROUP plc - NOTICE OF TRADING UPDATE

Cookson Group plc intends to provide its normal pre-interim results update on Thursday 3 July at 2.30pm.

Cookson Group plc


The Adelphi

1-11 John Adam Street

London WC2N 6HJ

Tel: 020 7766 4500

Fax: 020 7747 6600

www.cooksongroup.co.uk

Exhibit 5

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group Executive Share Option Schemes

3. Period of return: From :

01/01/2003

to

30/06/2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

1,400,621

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

1,400,621

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (March 1998) Ref RA/Cookson Group plc/00001-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,891,650,130


Contact for queries:

Address:

The Adelphi
1-11 John Adam Street
London
WC2N 6HJ

Name:

Rachel Fell

Telephone:

020 7766 4536

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Employee Share Savings Scheme

3. Period of return: From :

01/01/2003

to

30/06/2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

906,883

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

906,883

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

1,500,000 (Feb 1996) Ref A/367/1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,891,650,130


Contact for queries:

Address:

The Adelphi
1-11 John Adam Street
London
WC2N 6HJ

Name:

Rachel Fell

Telephone:

020 7766 4536

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group US Stock Purchase Plan

3. Period of return: From :

01/01/2003

to

30/06/2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

2,118,449

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

2,118,449

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (January 2001) Ref 0-508-407 (GB0005084073)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,891,650,130


Contact for queries:

Address:

The Adelphi
1-11 John Adam Street
London
WC2N 6HJ

Name:

Rachel Fell

Telephone:

020 7766 4536

Exhibit 6

3 July 2003


COOKSON GROUP plc - SECOND QUARTER TRADING UPDATE


In line with past practice, Cookson Group plc is today issuing a second quarter trading update in advance of the release of its Interim Results for the first half of 2003. All financial information set out in this update is preliminary and comparisons with prior periods are at constant exchange rates.

In the update provided at Cookson's Annual General Meeting on 24 April, it was stated that the Group's trading environment in the second quarter of 2003 was expected to remain essentially unchanged from the first quarter. However, it was noted that the impact of the situation in Iraq and from SARS was uncertain and, furthermore, that activity in the Precious Metals division had fallen sharply in March. The April update also indicated that sales and operating profit for the Group's continuing operations for the second quarter would improve over the first quarter of 2003.

Group sales for continuing operations in the second quarter of 2003 were 1% higher than the first quarter, though 3% lower than the same period last year. However, it is estimated that the increase in sales in the second quarter was held back by at least GBP15 million as a consequence of both the one-off impact of SARS and a sharp fall in activity in the Precious Metals division, as detailed below. Operating profit is also set to increase in the second quarter over the first quarter of 2003, although preliminary indications are that this profit increase would have been some GBP7 million higher had it not been for the same one-off impacts. Nevertheless, Group operating profit for continuing operations and Group pre-tax profit for the first half of 2003 are expected to be well above the first half of last year.

Cash generation in the second quarter was robust and net borrowings at the end of the first half were well below that of both the first quarter of 2003 and December 2002. The Group's syndicated bank facility was undrawn at the end of June which compares with drawings of GBP28 million as at the end of 2002.

In Cookson's Electronics division, sales in the second quarter of 2003 were 5% higher than the first quarter, though down 2% on the same period last year. This performance appears to be consistent with the electronics industry in general; activity in the USA and Europe remains depressed and the rate of growth slowed appreciably in the Asia-Pacific region due to the SARS crisis. As some 35% of the division's sales are currently made in Asia-Pacific, the slowdown in activity in this region largely contributed to the division's second quarter sales being lower than anticipated. Margin improvement initiatives that were introduced throughout the division during the first half offset the impact of raw material cost price increases that arose in the period. The benefits of plant rationalisations and closures, as well as other cost saving measures that were introduced progressively last year, continued to accrue in the second quarter.

For the Ceramics division, sales in the second quarter were 2% higher than the first quarter of 2003 and 1% higher than the same period last year. Steel production in the division's major markets - Europe and USA - was up some 2% and 5% respectively for the five months to May over the same period last year, though the rate of growth slowed in the second quarter in the USA. Unlike the Electronics division, only a relatively small amount of the Ceramics division's sales are made in those parts of the Asia-Pacific region where SARS was prevalent, and the adverse impact was only felt in its operation in China where sales growth slowed in the second quarter.

The performance of the Precious Metals division continued to be impacted by weak demand for gold jewellery in both the USA and Europe. As indicated in the April update, activity in the division's US operations fell sharply in March and continued to fall further in the second quarter, primarily due to large merchandisers introducing well publicised programmes to reduce inventories significantly. As a result, the division's sales in the second quarter were 9% lower than the first quarter of 2003 and 13% lower than the same period in 2002. Reported sales for the quarter, however, include the effect of a 15% higher gold price than last year; when this is excluded, the resulting decrease in underlying activity is markedly greater. In response, a cost reduction initiative has been implemented that will result in a reduction in headcount of some 160 people (7% of the division's workforce). As a consequence, operating costs in the second half of 2003 will be some GBP3 million lower than the first half before one-off costs of approximately GBP1 million.

The benefits of the many initiatives taken throughout the Group over the last 18 months to lower its cost base have continued to flow through, especially in the Electronics division. Management is determined that proactive action will continue to be taken to improve the Group's profitability and to build on its strong market positions.

Cookson will announce its Interim Results for the six months ended 30 June 2003 on Tuesday 29 July 2003.

A conference call for shareholders and analysts will be held at 4:00pm on Thursday 3 July. The call will be broadcast live on www.cooksongroup.co.uk

Shareholder/analyst enquiries:
Cookson Group plc Tel: 020 7766 4500
Stephen Howard, Group Chief Executive
Dennis Millard, Group Finance Director
Lisa Williams, Investor Relations Manager

Press enquiries:
Hogarth Partnership        Tel: 020 7357 9477
John Olsen

Note: All financial information is for continuing operations and is preliminary and unaudited. All financial information and comparisons are also on a like-for-like basis and are at average exchange rates for the quarter ended June 2003. Operating and pre-tax profit are stated before goodwill amortisation and exceptional items.

This announcement contains forward-looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.


                                                   SIGNATURE
                                                   Cookson Group plc


                                              By:  Rachel Fell
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 3 July 2003